Mail Stop 6010

March 8, 2007

Lloyd H. Malchow
President and Chief Executive Officer
SenoRx, Inc.
11 Columbia, Suite A
Aliso Viejo, California 92656

Re: SenoRx, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 21, 2007
File No. 333-134466

Dear Mr. Malchow:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Dilution, page 25

1.   We note your completion of the dilution table after determining the initial offering price and the number of common shares offered. Please tell us how you calculated the increase per share attributable to conversion of promissory notes.

Exhibit 23.1

2.   Please file a currently dated and signed consent from your independent public accountants.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact at David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   David Saul, Esq., Wilson Sonsini Goodrich & Rosati, P.C.